UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

CW PETROLEUM CORP

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325

KATY, TEXAS 77494

(Full mailing address of principal executive offices)

(281) 817-8099

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Semiannual Report on Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section titled “Note Regarding Forward-Looking Statements” and elsewhere in this Semiannual Report on Form 1-SA.

Overview

CW Petroleum Corp was incorporated in the State of Texas on April 29, 2005 and began operations in 2011. On April 14, 2018, CW Petroleum Corp was incorporated in the State of Wyoming. On April 15, 2018, the Texas corporation became a wholly-owned subsidiary of the Company through a share exchange. CW Petroleum Corp (Wyoming) is a holding company and, through our wholly-owned subsidiary, we supply and distribute biodiesel, biodiesel blends, ultra-low sulfur diesel, gasoline blends, renewable gasoline, and a proprietary EPA-approved reformulated no ethanol gasoline to distributors, convenience stores, and marinas.

CW Petroleum Corp (Wyoming) is a holding company and has no operations. The purpose of forming the holding company was to limit our corporate liability, create a streamlined management, maintain ownership over our sole subsidiary and establish an organizational structure to facilitate the potential acquisition of other businesses in our industry or complementary to our industry.

We are a wholesale distributor of non-branded, blended and non-blended diesel fuel and gasoline. Our business primarily involves sending a tank wagon or truck to a fuel rack at the regional fuel terminal that we believe is offering the best price to us on that day. Our tanker loads the fuel at the rack, blends it at a blending station, if necessary, pays the terminal the daily rack price and delivers the fuel to our customers. Our customers include independent fuel retailers (i.e., those not affiliated with the major national and international oil companies like Shell USA, Inc.), independent and chain convenience stores (such as 7-11, Inc. stores) that also sell gasoline and diesel fuel, marinas that sell diesel and gasoline to power boat owners and fuel distributors that deliver to their own customers. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

The prices paid to our fuel suppliers for wholesale diesel and gasoline as well as the additives we use to blend certain gasolines (which affects our cost of sales) are highly correlated to the price of crude oil. The crude oil commodity markets are highly volatile, and the market prices of crude oil, and, correspondingly, the market prices of wholesale diesel and gasoline, experience significant and rapid fluctuations. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel. The remaining gallons are priced based primarily on variable market-based cent per gallon priced contracts.

A majority of our total gallons purchased are subject to discounts for prompt payment and other rebates and incentives from our suppliers for a majority of the gallons of fuel purchased by us, which are recorded within cost of sales. Prompt payment discounts are based on a percentage of the purchase price of the fuel. The dollar value of these discounts increases and decreases corresponding to motor fuel prices. Therefore, in periods of lower wholesale diesel and gasoline prices, our gross profit is negatively affected, and, in periods of higher wholesale prices, our gross profit is positively affected (as it relates to these discounts).

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for the six months ended June 30, 2025 and 2024, respectively. We have derived this data from our unaudited interim consolidated financial statements included elsewhere in this Form 1-SA.

Results of Operations for the Six Months Ended June 30, 2025 and 2024

Our revenue for the six months ended June 30, 2025 was $3,731,062, a 9% decrease from the prior six months ended June 30, 2024 revenue of $4,088,925. We recognized $0 in bonuses or rebates in the six months ended June 30, 2025 as compared to $0 in the six months ended June 30, 2024.

Cost of revenue amounted to $2,916,948 for the six months ended June 30, 2025, a 13% decrease from the prior six months ended June 30, 2024 total of $3,347,513. The decrease in the cost of revenue was primarily contributed by the 9% decrease in sales.

Our gross margin on total cost of revenue amounted to approximately $814,114 in the six months ended June 30, 2025, a 10% increase from the prior six months ended June 30, 2024 total of approximately $741,413.

For the six months ended June 30, 2025, we incurred a net income of $ 1,713, which was a $12,048 increase compared to the six months ended June 30, 2024 net loss of $10,335, resulting primarily from small gross margin increase.

We experienced a net income (loss) of $1,713 and had positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $92,194 for six months ended June 30, 2025. EBITDA is a non-GAAP financial measure. We believe the presentation of EBITDA provides useful information to investors in assessing our financial condition and results of operations. However, EBITDA should not be considered as an alternative to net income/loss or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. Additionally, because EBITDA may be defined differently by other companies in our industry, our definitions may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance our operations and to service our debt. Our ability to meet our debt service obligations and other capital requirements, including capital expenditure, will depend on our future operating performance, which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will, from time to time, consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods.

On June 30, 2025, our cash balance amounted to $232,746 compared to $241,850 as of December 31, 2024. Our net working capital has increased by approximately 33% during the six-month period.

Cash Flows

Cash generated from operations for the six months ended June 30, 2025, amounted to $21,506, a 45% decrease from the six months ended June 30, 2024, when the total was $38,816. This decrease resulted primarily from a decrease of change in account payable and accrued expense of $70,589 and inventory of 36,786 offset with an increase in change of account receivable of $100,034.

During the six months ended June 30, 2025, our cash provided(used) by investing activities was $ 0, an increase of $6,216 from the six months ended June 30, 2024, when a total of $ 6,216 was used for purchase of fixed asset.

Cash used in financing activities for the six months ended June 30, 2025 was $30,610 resulting from a total of $70,610 debt payments on installment notes on transportation equipment net with a total of $40,000 proceeds of short-term loan from a related party. Cash used in financing activities for the six months ended June 30, 2024 was $107,631 due to the debt payments on installment notes on transportation equipment.

Trends

Our only trend information relates to the price of oil. We have a limited capacity for inventory storage and containment facilities which limited our ability to generate more revenue. Therefore, increases and decreases in revenue are primarily attributable to the price of gasoline, diesel fuel and crude oil.

Seasonality Effects on Volumes

Our business is subject to seasonality due to our business being located in a geographic area that is affected by seasonal weather and temperature trends and associated changes in retail customer activity during different seasons. Historically, sales volumes have been highest in the second and third quarters (during the summer months) and lowest during the winter months in the first and fourth quarters.

Impact of Inflation

Inflation affects our financial performance by increasing certain of our operating expenses and cost of goods sold. Operating expenses include labor costs, leases, and general and administrative expenses. While our business benefits from higher terms discounts as a result of higher fuel costs, inflation could negatively impact our operating expenses. Although we have historically been able to pass on increased costs through price increases, there can be no assurance that we will be able to do so in the future. We also believe that inflation will increase market interest rates that will have a negative impact on our ability to obtain funding at prior lower interest rates and may tighten credit standards which may make it more difficult for a company of our size and financial position to obtain a loan at favorable interest rates or at all.

Critical Accounting Policies

We prepare our financial statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. See Note 1 to the financial statements for a summary of our significant accounting policies.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments, often because we must make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We believe the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements.

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. We utilize a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier, and contemporaneously resells the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the financial accounting standards board (the “FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date or possibly early adopted, where permitted. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

CW PETROLEUM CORP

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

	June 30,2025	December, 2024
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$232,746	$241,850
Accounts receivable, net	248,968	265,626
Inventory	74,293	38,458
Other current assets	8,300	8,300
Total current assets	564,306	554,234
Property and equipment, net	279,026	339,959
Other assets	42,877	39,084
Total assets	$886,210	$933,277
LIABILITES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$131,974	$150,144
Short term notes payable – related party	285,000	245,000
Current maturities of long-term debt	111,127	131,897
Total current liabilities	528,101	527,041
Deferred tax liability	2,094	2,094
Long-term debt, net	256,361	306,201
Total liabilities	$786,556	$835,336
Shareholders’ equity
Preferred stock –1,000,000 shares authorized, 1,000,000 and 1,000,000 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively with a par value of $.0001 per share	100	100
Common stock – 300,000,000 shares authorized, $0.0001 par value 22,445,898 and 22,445,898 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	2,245	2,245
Additional paid-in capital	1,765,209	1,765,209
Accumulated deficit	(1,667,900)	(1,669,613)
Total shareholders’ equity	99,654	97,941
Total liabilities and shareholders’ equity	$886,210	$933,277

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2025 and 2024

	Three Months Ended		Six Months Ended
	30-Jun-25	30-Jun-24	30-Jun-25	30-Jun-24
Operations
Revenue
Fuel sales	$2,141,319	$2,146,372	$3,731,062	$4,088,925
Total revenue	2,141,319	2,146,372	3,731,062	4,088,925
Cost of revenue
Cost of fuel sold	1,517,006	1,635,104	2,735,062	3,214,288
Freight	79,398	38,125	122,748	78,725
Transport costs	30,639	29,500	59,139	54,500
Total cost of revenue	1,627,042	1,702,729	2,916,948	3,347,513
Margin on operations	514,277	443,642	814,114	741,413
Operating expenses	430,282	429,196	782,853	713,563
Earnings (loss) from operations	83,995	14,446	31,261	27,849
Interest expense	(14,862)	(19,745)	(29,548)	(38,184)
Income (loss) before income taxes	69,133	(5,299)	1,713	(10,335)

Income tax provision (recovery)
Current	-	-	-	-
Deferred	-	-	-	-
Total income tax provision (recovery)	-	-	-	-
Net (loss) income	69,133	(5,299)	1,713	(10,335)

Earnings Per Share
Weighted average shares outstanding	22,445,898	122,345,898	22,445,898	122,345,898
Basic and fully diluted earnings (loss) per share	$0.00	$(0.00)	$0.00	$(0.00)

F-3

CW PETROLEUM CORP

Consolidated Statement of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2025 and 2024

Six Months Ended June 30, 2025

	Common Stock		Preferred Stock		Paid-In	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance December 31, 2024	22,445,898	2,245	1,000,000	100	1,765,209	(1,669,612)	97,941
Net income for six months ended June 30, 2025	-	-	-	-	-	1,713	1,713
Balance June 30, 2025	22,445,898	2,245	1,000,000	100	1,765,209	(1,667,899)	99,654

Six Months Ended June 30, 2024

	Common Stock		Preferred Stock		Paid-In	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance December 31, 2023	122,345,898	12,235	-	-	1,748,119	(1,622,136)	138,218
Issued shares for compensation	100,000	10	-	-	7,190	-	7,200
Net income for six months ended June 30, 2024	-	-	-	-	-	(10,335)	(10,335)
Balance June 30, 2024	122,445,898	12,245	-	-	1,755,309	(1,632,470)	135,083

F-4

CW PETROLEUM CORP

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,713	$(10,335)
Adjustments to reconcile net income to net cash:
Depreciation expenses	60,933	81,658
Changes in
Accounts receivable, net	16,658	(83,375)
Other current assets	-	-
Inventory	(35,835)	951
Accounts payable and accrued expenses	(18,170)	52,419
Other Assets	(3,794)	(2,502)
NET CASH (USED IN) PROVIDED BY OPERATIONS	21,506	38,816
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of fixed assets	-	(6,216)
NET CASH USED IN INVESTING ACTIVITIES	-	(6,216)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on debt	(70,610)	(107,631)
Proceeds from short term notes payable – related party	40,000	-
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(30,610)	(107,631)
Change in cash and cash equivalents	(9,104)	(75,031)
Beginning of year	241,850	553,515
End of year	$232,746	$478,485
Supplemental disclosures
Cash paid for income taxes	$-	$-
Cash paid for interest	$9,440	$32,631
NON-CASH TRANSACTIONS
PPE acquired with debt	$-	$111,778

F-5

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CW Petroleum Corp (“CW” or the “Company”) was incorporated in the state of Texas in 2005 and supplies biodiesel, biodiesel blends, ultra-low sulfur diesel and gasoline blends to distributors and end users. It reincorporated in Wyoming in April 2018.

The transaction in which CW became a Wyoming C corporation has been accounted for in a manner similar to a recapitalization for financial reporting purposes. The accompanying financial statements have been prepared as if the transaction had occurred on the first day of the first period included in the financial statements, and all operating data represents an ongoing continuation of the Company’s operations.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CW Fuel Transport Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value. There were no cash equivalents as of June 30, 2025 or December 31, 2024.

Accounts Receivable and Allowance for Credit Loss

CW performs ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to most of our customers. Accounts receivables are deemed past due based on contractual terms agreed to with our customers. Although we analyze customers’ payment history and creditworthiness, we cannot predict with certainty that the customers to whom we extend credit will be able to remit payments on a timely basis, or at all. Because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected will ultimately need to be written off. CW continuously monitors collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified.

F-6

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which are all five years.

Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. Long-lived assets held and used by us are reviewed based on market factors and operational considerations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement. Based on this evaluation, adoption does not have a material impact on our financial position, results of operations, or cash flows.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We had no potentially dilutive securities at June 30, 2025 or June 30, 2024.

Note 2 - Accounts Receivable

CW has accounts receivable of $248,968 and $265,626 net of an allowance for bad debt of $0 and $0, as of June 30, 2025, and December 31, 2024, respectively. Account receivable allowance is estimated based on historical trends.

F-7

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 202

Note 3 – Inventories

Inventories as of June 30, 2025 and December 31, 2024 consist of the following:

	(Unaudited)
Description	June 30, 2025	December 31, 2024
Trailer Fuel Inventory	$74,293	$38,458
Total	$74,293	$38,458

Tank heel inventory represents the cost of fuel maintained in trailers for distribution.

Note 4 - Property and Equipment

The amount of property and equipment as of June 30, 2025 and December 31, 2024, consisted of the following:

	(Unaudited)
Description	June 30, 2025	December 31, 2024
Furniture, fixtures and equipment	$-	$18,397
Transportation equipment	1,429,761	1,455,037
Total property cost	$1,429,761	$1,473,434
Accumulated depreciation	(1,150,735)	(1,133,474)
Property and equipment, net	$279,026	$339,960

For the six months ended June 30, 2025 and 2024, CW recorded depreciation expenses of $60,933 and $81,658, respectively.

NOTE 5 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 7.89% to 10.02% per annum and averaged 9.17% to 9.17% per annum as of June 30, 2025 and December 31, 2024, respectively. The terms of these notes range from 60 to 72 months and an average of 60 to 72 months as of June 30, 2025 and December 31, 2024, respectively. During the six months ended June 30, 2025 and 2024, CW made repayments of $70,610 and $107,631, respectively.

As of June 30, 2025, the aggregate annual maturities of debt are as follows:

	Current	Long-Term
2025	$58,498	$-
2026	52,629	52,340
2027		90,139
2028		65,451
2029		42,585
2030		5,846
Total	$111,127	$256,361

F-8

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

Note 6 – Related Party Transactions

Short term notes payable includes $285,000 and $245,000 as of June 30, 2025 and December 31, 2024, respectively, of loans from related parties. The note payable is due on demand and has an annual interest rate of 8%. Interest expense of $10,254 and $23,227 was accrued for the six months ended June 30, 2025 and December 31, 2024, respectively.

Note 7 – Segment Information

Management has determined that the Company has one operating segment and therefore one reportable segment. The Company’s chief operating decision maker, its Chief Executive Officer, reviews fuel distribution operations and financial performance at a consolidated level. The CODM uses net income to allocate resources (including labor, technology and capital resources) for the single segment to make decisions regarding budget, new customer acceptance, entering new geographic markets, vendor negotiation, marketing decisions, pursuing new business ventures, and driving the Company’s mission. All of the Company’s sales are derived in the United States of America.

Operating results include costs or expenses directly attributable to the segment, and costs or expenses that are leveraged across the whole company group.

	As of June 30,
	2025	2024
Segment gross sales	3,731,062	4,088,925
Less:
Cost of fuel sold	2,735,062	3,214,288
Freight	122,748	78,725
Transport Cost	59,139	54,500
Payroll and contract labor compensation	55,587	78,633
Auto and truck expense	25,405	16,964
Depreciation Expense	60,933	81,658
Marketing and advertising	32,619	43,568
Segment income from operations	639,569	520,589
Reconciliation:
General and administrative	434,328	383,734
Legal & Professional Fees	11,769	5,008
Location Expense	94,481	103,997
Interest Expense	29,548	38,184
Other cost	67,730	-
Net income /(loss)before tax	1,713	(10,335)

F-9

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2025 and 2024

Note 8 – Shareholders’ Equity

On April 24, 2024, the Company issued 100,000 shares to two directors to compensate for their service under the Company’s incentive plan. The shares are granted and vested immediately at a total value of $7,200 based on a stock market price of $0.072 per share on grant date.

On October 21, 2024, the Company executed a share exchange with its President to exchange 100,000,000 shares of common stock for 1,000,000 shares of preferred stock. This has been reflected in the statement of equity for the year ended December 31, 2024. The exchange was done pursuant to the terms of the agreement and, therefore, there was no gain or loss on the exchange.

Note 9 – Subsequent Events

Subsequent events have been evaluated through August 29, 2025, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW Petroleum Corp

Date:	August 29, 2025	By:	/s/ Christopher Williams
Christopher Williams, Chief Executive Officer and President (Principal Executive Officer and Principal Financial and Accounting Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Williams	Chief Executive Officer, President, and Director	August 29, 2025
Christopher Williams	(Principal Executive Officer and Principal Financial and Accounting Officer)

/s/ Myra Luinstra	Director	August 29, 2025
Myra Luinstra

/s/ Edward Gaiennie	Director	August 29, 2025
Edward Gaiennie